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Exhibit 99.1


Report of Independent Certified Public Accountants on Supplemental Information


To the Board of Directors and
Stockholders of Precision Auto Care, Inc.


In connection with our audits of the consolidated financial statements of Precision Auto Care, Inc., referred to in our report dated September 16, 2002, (except for note 13, as to which the date is October 2, 2002), which is included in this Form 10-K, we have also audited Schedule II as of June 30, 2002 and 2001, and for the years then ended. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth therein.

/s/ Grant Thornton LLP
Vienna, VA
September 16, 2002